  Exhibit 99.4

BUENOS AIRES, May 12, 2021

Notice: CPSA-GG-N-0182/21-AL

COMISIÓN NACIONAL DE VALORES (“CNV”)
Deputy Management of Issuing Companies
25 de Mayo 175
City of Buenos Aires
To Issuers Management

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)
San Martin 344
City of Buenos Aires

Subject: Information set forth by Section 63 of Buenos Aires Stock Exchange Regulations

Dear Mr./Madam,

We contact you in compliance with the abovementioned section so as to inform that on May 12, 2021, the Board of Directors of Central Puerto S.A. approved the financial statements and other documentation for the period ended March 31, 2021 and has acknowledged the corresponding reports of the Auditor and the Statutory Audit Committee.

Regard being had to the foregoing, we inform the following:

1.
Income (loss) for the three-month period ended March 31, 2021:

ARS 000
Income (loss) for the period
attributable to shareholders of the Company	633,814
attributable to non-controlling shareholding	5,963
Total income(loss) for the period- Income	639,777

2.
Other comprehensive income (loss) for the three-month period ended March 31, 2021:

ARS 000
Other comprehensive income for the period
attributable to shareholders of the Company	-
attributable to non-controlling shareholding	-
Total other comprehensive income for the period	-

3.
Total comprehensive income (loss) for the three-month period ended March 31, 2021:

ARS 000
Net comprehensive income (loss) for the period
attributable to shareholders of the Company	633,814
attributable to non-controlling shareholding	5,963
Total net comprehensive income (loss) for the period-Income	639,777

4.
Shareholders’ equity details divided in items and amounts as of March 31, 2021

ARS 000
Share Capital – Face Value	1,514,022
Capital adjustment	29,134,497
Statutory Reserve	4,335,183
Optional Reserve	54,759,380
Other accounts of equity	(2,220,822)
Retained earnings	8,424,657
Non-controlling shareholding	150,902
Total	96,097,819

attributable to shareholders of the Company	95,946,917
attributable to non-controlling shareholding	150,902

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

5.
Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as parent company and Operating S.A. (“OPER”), Hidroneuquén S.A. (“HNQ”) and Sociedad Argentina de Energía S.A. (“SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that share capital is under public offering and it is listed in the Buenos Aires Stock Exchange (“BCBA”) and; since February 2, 2018, in the New York Stock Exchange (“NYSE”). Therefore, shareholding may experience variations, which the company may not be aware of.

Yours sincerely,